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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 3)
                   THE ARISTOTLE CORPORATION
                        (Name of Issuer)

            Common Stock, par value $0.01 per share
                    (Title of Class of Securities)

                           040 448201
                         (Cusip Number)

                        David T. Kettig
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       December 30, 1998
    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 040 448201
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1.   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Geneve Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) [   ]
                                             (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7. SOLE VOTING POWER
OF SHARES                 604,631    SHARES
BENEFICIALLY              -------
OWNED BY EACH       8. SHARED VOTING POWER
REPORTING                    0       SHARES    (See Item 5)
PERSON WITH               -------
                    9. SOLE DISPOSITIVE POWER
                          604,631    SHARES
                          -------
                    10.SHARED DISPOSITIVE POWER
                             0       SHARE     (See Item 5)
                          -------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     604,631 SHARES

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     35.11%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS

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Item 1.   Security and Issuer.
          --------------------
      The undersigned hereby supplements and amends the Schedule 13D, dated January 9, 1998 (the "Statement"), filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------
      Item 5 of the Statement is hereby amended in its entirety to read as follows:

      "Geneve is the beneficial owner of and has the power to vote and dispose of 115,500 shares of Common Stock and 489,131 shares of Preferred Stock. Such shares constitute, in the aggregate, 35.11% of the outstanding Common Stock of the Company, as of the date of the information most recently available to Geneve, assuming conversion of the Preferred Stock. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of Geneve.

      On  January  2,  1998, Geneve acquired  from  the  Company
489,131 shares of Preferred Stock at $4.60 per share. On that same date, Geneve acquired from the Company 30,000 shares of Common Stock at $4.50 per share.

      The following shares of Common Stock were acquired during the past sixty days in open-market transactions at the prices and on the dates specified:

                                    Price         No.
    Date              Security    Per Share     of Shares
    ----              --------
December 16, 1998   Common Stock   $6.2833        1,500
December 17, 1998   Common Stock   $6,2767        3,000
December 18, 1998   Common Stock   $6.1908        6,000
December 23, 1998   Common Stock   $6.2580        2,500
December 30, 1998   Common Stock   $6.1500        4,000
December 30, 1998   Common Stock   $6.2008        1,500

     To the best of its knowledge, except as otherwise described in the Statement, neither Geneve nor any of its officers or directors beneficially owns any Common Stock or Preferred Stock. In addition, except as otherwise described in the Statement, neither Geneve nor any of its officers or directors has effected any transaction in the Common Stock or Preferred Stock during the past sixty days."

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Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              GENEVE CORPORATION


                            By: David T. Kettig, Secretary
                                __________________________
                                David T. Kettig, Secretary

December 30, 1998